Tema ETF Trust 40-APP

Exhibit 99(B)(1)

EXHIBIT B-1
TEMA ETF TRUST
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated November 12, 2025, for and on behalf of Tema ETF Trust; that he is the President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Matthew Keeling
Name:	Matthew Keeling
Title:	President